UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Box Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

10316T106

(CUSIP Number)

12/31/16

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Partners III, LP 26-3770726
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,684,955 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,684,955 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,684,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.63% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,667,654 shares of Class B Common Stock held on December 31, 2016. Also includes 11,534 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016 and 5,767 shares of Class A Common Stock issuable pursuant to restricted stock units issuable within 60 days of December 31, 2016, that one of the members of Scale Venture Management III, LLC (Scale Management III), the general partner of Scale Venture Partners III, LP (“ScaleVP”), has the right to acquire within 60 days of December 31, 2016. Pursuant to the policies of ScaleVP, Scale Management III and Scale Management, LLC (Scale Management), the member is deemed to hold the reported securities for the benefit of Scale Management. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
(2)	This percentage set forth on the cover sheets is calculated based upon 62,728,247 shares of Class A Common Stock reported to be outstanding as of November 30, 2016 as set forth in the Issuer’s Form 10-Q for period ended October 31, 2016 as filed with the Securities and Exchange Commission (“SEC”) on December 8, 2016. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 10316T106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Scale Venture Management III, LLC 26-3770630
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,684,955 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,684,955 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,684,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.63% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 6,667,654 shares of Class B Common Stock held by ScaleVP on December 31, 2016. Also includes 11,534 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016 and 5,767 shares of Class A Common Stock issuable pursuant to restricted stock units issuable within 60 days of December 31, 2016, that one of the members of Scale Management III, the general partner of ScaleVP, has the right to acquire within 60 days of December 31, 2016. Pursuant to the policies of ScaleVP, Scale Management III and Scale Management, the member is deemed to hold the reported securities for the benefit of Scale Management. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
(2)	This percentage set forth on the cover sheets is calculated based upon 62,728,247 shares of Class A Common Stock reported to be outstanding as of November 30, 2016 as set forth in the Issuer’s Form 10-Q for period ended October 31, 2016 as filed with the Securities and Exchange Commission (“SEC”) on December 8, 2016. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 10316T106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Kate Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,684,955 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,684,955 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,684,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.63% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 6,667,654 shares of Class B Common Stock held by ScaleVP on December 31, 2016. Also includes 11,534 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016 and 5,767 shares of Class A Common Stock issuable pursuant to restricted stock units issuable within 60 days of December 31, 2016, that one of the members of Scale Management III, the general partner of ScaleVP, has the right to acquire within 60 days of December 31, 2016. Pursuant to the policies of ScaleVP, Scale Management III and Scale Management, the member is deemed to hold the reported securities for the benefit of Scale Management. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Management III. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.
(2)	This percentage set forth on the cover sheets is calculated based upon 62,728,247 shares of Class A Common Stock reported to be outstanding as of November 30, 2016 as set forth in the Issuer’s Form 10-Q for period ended October 31, 2016 as filed with the SEC on December 8, 2016. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 10316T106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Rory O’Driscoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,684,955 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,684,955 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,684,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.63% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 6,667,654 shares of Class B Common Stock held by ScaleVP on December 31, 2016. Also includes 11,534 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016 and 5,767 shares of Class A Common Stock issuable pursuant to restricted stock units issuable within 60 days of December 31, 2016, that one of the members of Scale Management III, the general partner of ScaleVP, has the right to acquire within 60 days of December 31, 2016. Pursuant to the policies of ScaleVP, Scale Management III and Scale Management, the member is deemed to hold the reported securities for the benefit of Scale Management. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Management III. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of his pecuniary interests therein.
(2)	This percentage set forth on the cover sheets is calculated based upon 62,728,247 shares of Class A Common Stock reported to be outstanding as of November 30, 2016 as set forth in the Issuer’s Form 10-Q for period ended October 31, 2016 as filed with the SEC on December 8, 2016. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common

CUSIP No. 10316T106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Stacey Bishop
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,684,955 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,684,955 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,684,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.63% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 6,667,654 shares of Class B Common Stock held by ScaleVP on December 31, 2016. Also includes 11,534 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016 and 5,767 shares of Class A Common Stock issuable pursuant to restricted stock units issuable within 60 days of December 31, 2016, that one of the members of Scale Management III, the general partner of ScaleVP, has the right to acquire within 60 days of December 31, 2016. Pursuant to the policies of ScaleVP, Scale Management III and Scale Management, the member is deemed to hold the reported securities for the benefit of Scale Management. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Management III. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of her pecuniary interests therein.
(2)	This percentage set forth on the cover sheets is calculated based upon 62,728,247 shares of Class A Common Stock reported to be outstanding as of November 30, 2016 as set forth in the Issuer’s Form 10-Q for period ended October 31, 2016 as filed with the SEC on December 8, 2016. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 10316T106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Andrew Vitus
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,684,955 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,684,955 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,684,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.63% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 6,667,654 shares of Class B Common Stock held by ScaleVP on December 31, 2016. Also includes 11,534 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016 and 5,767 shares of Class A Common Stock issuable pursuant to restricted stock units issuable within 60 days of December 31, 2016, that one of the members of Scale Management III, the general partner of ScaleVP, has the right to acquire within 60 days of December 31, 2016. Pursuant to the policies of ScaleVP, Scale Management III and Scale Management, the member is deemed to hold the reported securities for the benefit of Scale Management. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Management III. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of his pecuniary interests therein.
(2)	This percentage set forth on the cover sheets is calculated based upon 62,728,247 shares of Class A Common Stock reported to be outstanding as of November 30, 2016 as set forth in the Issuer’s Form 10-Q for period ended October 31, 2016 as filed with the SEC on December 8, 2016. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

Item 1.

(a)	Name of Issuer

Box Inc.

(b)	Address of Issuer’s Principal Executive Offices

900 Jefferson Ave.

Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing

Scale Venture Partners III, LP; Scale Venture Management III, LLC; Kate Mitchell; Rory O’ Driscoll; Stacey Bishop; and Andrew Vitus

(b)	Address of Principal Business Office or, if none, Residence

Scale Venture Partners III, LP: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Scale Venture Management III, LLC: 950 Tower Lane, Suite 1150, Foster City, CA 94404

Kate Mitchell:	950 Tower Lane, Suite 1150, Foster City, CA 94404
Rory O’Driscoll:	950 Tower Lane, Suite 1150, Foster City, CA 94404
Stacey Bishop:	950 Tower Lane, Suite 1150, Foster City, CA 94404
Andrew Vitus:	950 Tower Lane, Suite 1150, Foster City, CA 94404

(c)	Citizenship

Scale Venture Partners III, LP is organized in Delaware and Scale Venture Management III, LLC is organized in Delaware. Each of Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are US citizens.

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

10316T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Scale Venture Partners III, LP	6,684,955	(1)
Scale Venture Management III, LLC	6,684,955	(1)
Kate Mitchell	6,684,955	(1)
Rory O’Driscoll	6,684,955	(1)
Stacey Bishop	6,684,955	(1)
Andrew Vitus	6,684,955	(1)

(b)	Percent of Class:

Scale Venture Partners III, LP	9.63	% (2)
Scale Venture Management III, LLC	9.63	% (2)
Kate Mitchell	9.63	% (2)
Rory O’Driscoll	9.63	% (2)
Stacey Bishop	9.63	% (2)
Andrew Vitus	9.63	% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Scale Venture Partners III, LP	6,684,955	(1)
Scale Venture Management III, LLC	6,684,955	(1)

(ii)	Shared power to vote or to direct the vote:

Kate Mitchell	6,684,955	(1)
Rory O’Driscoll	6,684,955	(1)
Stacey Bishop	6,684,955	(1)
Andrew Vitus	6,684,955	(1)

(iii)	Sole power to dispose or to direct the disposition of:

Scale Venture Partners III, LP	6,684,955	(1)
Scale Venture Management III, LLC	6,684,955	(1)

(iv)	Shared power to dispose or to direct the disposition of:

Kate Mitchell	6,684,955	(1)
Rory O’Driscoll	6,684,955	(1)
Stacey Bishop	6,684,955	(1)
Andrew Vitus	6,684,955	(1)

(1)	Includes 6,667,654 shares of Class B Common Stock held by ScaleVP on December 31, 2016. Also includes 11,534 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2016 and 5,767 shares of Class A Common Stock issuable pursuant to restricted stock units issuable within 60 days of December 31, 2016, that one of the members of Scale Management III, the general partner of ScaleVP, has the right to acquire within 60 days of December 31, 2016. Pursuant to the policies of ScaleVP, Scale Management III and Scale Management, the member is deemed to hold the reported securities for the benefit of Scale Management. Kate Mitchell, Rory O’Driscoll, Stacey Bishop and Andrew Vitus are the Managing Members of Scale Management III. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. The reporting person disclaims beneficial ownership with respect to all of these shares except to the extent of his pecuniary interests therein.
(2)	This percentage set forth on the cover sheets is calculated based upon 62,728,247 shares of Class A Common Stock reported to be outstanding as of November 30, 2016 as set forth in the Issuer’s Form 10-Q for period ended October 31, 2016 as filed with the SEC on December 8, 2016. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

Assuming conversion of all of the Issuer’s Class B Common Stock outstanding on November 30, 2016 into Class A Common Stock the Reporting Person listed in Item 4 would hold 5.2% of the total outstanding shares of the Issuer. This percentage is based on the combined total of 129,651,010 outstanding shares as of November 30, 2016, which represents 62,728,247 shares of Class A Common Stock and 66,922,763 shares of Class B Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class

Item 6.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 7.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 8.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 9.	Identification and Classification of Members of the Group

Not Applicable

Item 10.	Notice of Dissolution of a Group

Not Applicable

Item 11.	Certification

Not applicable

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

SCALE VENTURE PARTNERS III, LP			SCALE VENTURE MANAGEMENT III, LLC

By:	Scale Venture Management III, LLC, its General Partner

By:	/s/ Kate Mitchell		By:	/s/ Kate Mitchell
	Name:	Kate Mitchell		Name:	Kate Mitchell
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Rory O’Driscoll		By:	/s/ Kate Mitchell
	Name:	Rory O’Driscoll		Name:	Kate Mitchell

By:	/s/ Stacey Bishop		By:	/s/ Andrew Vitus
	Name:	Stacey Bishop		Name:	Andrew Vitus

EXHIBITS

A:	Joint Filing Agreement